As filed with the Securities and Exchange Commission on _____, 2016.

Registration No. 333-214569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WildHorse Resource Development Corporation

(Exact name of registrant as specified in its charter)

Delaware	**1311**	**81-3470246**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code Number)**	**(IRS Employer Identification Number)**

9805 Katy Freeway, Suite 400
Houston, TX 77024
(713) 568-4910

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jay C. Graham
Chief Executive Officer
9805 Katy Freeway, Suite 400
Houston, TX 77024
(713) 568-4910

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams	**Sean T. Wheeler**
Michael S. Telle	**Latham & Watkins LLP**
Vinson & Elkins L.L.P.	**811 Main Street, Suite 3700**
1001 Fannin Street, Suite 2500	**Houston, Texas 77002**
Houston, Texas 77002	**(713) 546-5400**
(713) 758-2222	

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☑ (Do not check if a smaller reporting company)   Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	31,625,000	$20.00	$632,500,000	$73,307

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 4,125,000 additional shares of common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The Registrant previously paid $75,335 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated ________, 2016

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS

27,500,000 Shares



WildHorse Resource Development Corporation

Common Stock

This is the initial public offering of the common stock of WildHorse Resource Development Corporation, a Delaware corporation. We are offering 27,500,000 shares of common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $19.00 and $21.00 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol "WRD."

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk Factors" and "Prospectus Summary—Emerging Growth Company Status."

Investing in our common stock involves risks. See "Risk Factors" on page 22.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters the option to purchase up to 4,125,000 additional shares of common stock on the same terms and conditions as set forth above to the extent the underwriters sell more than 27,500,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about ________, 2016.

Book-Running Managers

Barclays **BofA Merrill Lynch** **BMO Capital Markets**

Citigroup **Wells Fargo Securities**

Co-Managers

Guggenheim Securities **J.P. Morgan** **Raymond James**

Simmons & Company International
Energy Specialists of Piper Jaffray

Tudor, Pickering, Holt & Co.

Capital One Securities Comerica Securities Scotia Howard Weil Wunderlich

Prospectus dated , 2016.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the related notes to those financial statements, before investing in our common stock. The information presented in this prospectus assumes an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional shares of our common stock has not been exercised. Further, unless indicated otherwise or the context otherwise requires, references to our acreage, drilling locations, working interest and well counts as of September 30, 2016 in this prospectus are adjusted to give effect to the Acquisitions described in "—Recent Developments." You should read "Risk Factors" for information about important risks that you should consider carefully before investing in our common stock. Certain common used terms are defined in "Commonly Used Defined Terms" or in the glossary included in this prospectus as Appendix A.

WildHorse Development

We are a growth-oriented, independent oil and natural gas company focused on the acquisition, exploitation, development and production of oil, natural gas and NGL resources. Our assets are characterized by concentrated acreage positions in Southeast Texas and North Louisiana with multiple producing stratigraphic horizons, or stacked pay zones, and attractive single-well rates of return. In Southeast Texas, we operate in Burleson, Lee and Washington Counties where we primarily target the Eagle Ford Shale (our "Eagle Ford Acreage"), which is one of the most active shale trends in North America. In North Louisiana, we operate in and around the highly prolific Terryville Complex, where we primarily target the overpressured Cotton Valley play (our "North Louisiana Acreage").

We were formed by our management and technical teams and affiliates of Natural Gas Partners ("NGP"), a family of energy-focused private equity investment funds. Prior to our formation, the founding members of our management and technical teams successfully built and sold multiple NGP-sponsored oil and natural gas assets in and around the location of our acreage. Our Chief Executive Officer, Jay C. Graham, our President, Anthony Bahr, and other members of our management team, have significant experience across our acreage. Messrs. Graham and Bahr co-founded one of the predecessors to, and Mr. Graham served as Chief Executive Officer of, Memorial Resource Development Corp. ("MRD"), which pioneered the horizontal redevelopment of the Terryville Complex, participating in the drilling of MRD's initial 55 horizontal wells. Certain members of our technical team have also been actively involved in drilling in and around our Eagle Ford Acreage since 2008.

Since we commenced operations in 2013, our management and technical teams have successfully executed our development program, growing our acreage position to approximately 375,000 net acres. We have also grown our production from 4.5 MBoe/d for the three months ended March 31, 2014 to approximately 14.0 MBoe/d for the three months ended September 30, 2016, representing a compound annual growth rate ("CAGR") of approximately 57%, as described below, and our production for the three months ended September 30, 2016 was 17.9 MBoe/d after giving pro forma effect to the Acquisitions.

As of September 30, 2016, we had assembled a total leasehold position of approximately 375,000 net acres across our expanding acreage, including approximately 267,000 net acres in the Eagle Ford and approximately 108,000 net acres in North Louisiana. We have identified a total of approximately 4,391 gross (2,298 net) drilling locations across our acreage, with further upside potential given the multiple stacked pay zones across much of our acreage. Based on our 2017 drilling program, our identified locations represent an inventory of approximately 46 years.

our current acreage. In this regard, NGP and its affiliates are not limited in their ability to compete with us for future acquisitions, and we do not expect to enter into any agreements or arrangement to apportion future opportunities between us, on the one hand, and NGP and its affiliates, on the other hand.

Maintain a disciplined, growth-oriented financial strategy. We prudently manage our liquidity and leverage levels by monitoring cash flow, capital spending and debt capacity, which, being a two-basin company, we believe will allow us to strategically deploy capital among projects across our acreage. After giving effect to this offering and the use of the proceeds (including the repayment and termination of the WildHorse revolving credit facility, the Esquisto revolving credit facility and the notes payable by Esquisto to its members), we will have approximately $333.2 million of available borrowing capacity under our new revolving credit facility. We intend to fund our growth primarily with internally generated cash flows while maintaining ample liquidity and access to the capital markets, which we believe will allow us to accelerate our development program and maximize the present value of our resource potential. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to reduce our exposure to downside commodity price fluctuations, enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities.

Business Strengths

We believe that the following strengths will allow us to successfully execute our business strategies.

Extensive, contiguous acreage position in two of North America's leading oil and gas plays. We own an extensive and substantially contiguous acreage position targeting two of the premier plays in North America, the Eagle Ford Shale and the overpressured Cotton Valley formation in and around the Terryville Complex. As of September 30, 2016, we had approximately 375,000 net acres and, as of June 30, 2016, we had 107 MMBoe of proved reserves (46% oil, 47% natural gas and 7% NGLs), 101 MMBoe of probable reserves (61% oil, 32% natural gas and 7% NGLs) and 308 MMBoe of possible reserves (36% oil, 60% natural gas and 4% NGLs) across our acreage. We believe that our recent well results demonstrate that many of the wells on our high-quality acreage are capable of producing attractive single-well rates of return that are competitive with many of the top performing basins in the United States. Furthermore, the location of our acreage provides us with lower operating costs and better realized pricing than other companies operating in different basins around the country due to our acreage's proximity to the end markets for oil, natural gas and NGLs.

Multi-year inventory of drilling opportunities across our acreage position. We have identified approximately 4,391 gross (2,298 net) drilling locations across our acreage position, providing us with approximately 46 years of drilling inventory based on our 2017 drilling program. On our Eagle Ford Acreage, our horizontal drilling locations target the Eagle Ford Shale in Burleson and Lee Counties and the Austin Chalk in Washington County, and on our North Louisiana Acreage, our horizontal drilling locations target the Upper Red, Lower Red and Upper Deep Pink zones in the RCT and Weyerhaeuser Areas in the overpressured Cotton Valley formation in the Terryville Complex. In addition, we believe our acreage position includes a number of additional areas and zones that are prospective for hydrocarbons. For example, we believe we may identify additional horizontal drilling locations in (i) the Austin Chalk trend in Burleson County, (ii) the Eagle Ford Shale in Washington County, (iii) the Buda, Woodbine, Georgetown and Pecan Gap zones that are present across much of our Eagle Ford Acreage and (iv) additional Cotton Valley intervals across our North Louisiana Acreage. Furthermore, we also believe that we may add horizontal drilling locations across our entire acreage position through downspacing.

Significant operational control over our assets with low-cost operations. As the operator of a majority of our acreage, we have significant operational control over our assets. We seek to allocate capital among projects in a manner that optimizes both costs and returns, which we believe results in a highly efficient drilling program.

Acquisition"). The closing of the acquisition will occur contemporaneously with the closing of this offering, and we will issue 981,320 shares to such third parties as consideration (based on the midpoint of the price range set forth on the cover page of this prospectus). The actual number of shares to be issued to such sellers will be determined by dividing the acquisition consideration value of approximately $19.6 million by the price per share of our common stock in this offering. Accordingly, an increase or decrease in the initial public offering price will decrease or increase, as applicable, the number of shares to be issued to the sellers. For example, a $1.00 decrease in the assumed initial public offering price would result in the sellers receiving an additional 51,649 shares of our common stock. The acreage we will acquire includes one producing well that was producing approximately 30 Boe/d as of October 15, 2016 and results in the addition of approximately 78 net drilling locations to our drilling inventory.

Burleson North Acquisition

In October 2016, Acquisition Co. entered into a purchase and sale agreement with Clayton Williams Energy, Inc. to acquire approximately 158,000 net acres of oil and gas properties adjacent to our Eagle Ford Acreage (the "Burleson North Assets") for a purchase price of $400.0 million in cash, subject to customary purchase price adjustments, $45.0 million of which was funded at signing by Acquisition Co. The Burleson North Assets produced an average of approximately 3.9 MBoe/d (80% oil) for the three months ended September 30, 2016 and added 670 gross and net drilling locations to our drilling inventory. We expect to close the Burleson North Acquisition prior to or contemporaneously with the closing of this offering, using a portion of the proceeds from this offering to fund the remaining purchase price.

November Acquisition

In November 2016, we acquired from certain third parties approximately 4,900 net acres in Burleson County for approximately $30.0 million (the "November Acquisition" and, together with the Burleson North Acquisition and the Rosewood Acquisition, the "Acquisitions"). The assets acquired in the November Acquisition were producing approximately 14 Boe/d as of October 1, 2016, and result in the addition of 68 gross (66 net) drilling locations to our drilling inventory.

Capital Program

We intend to develop our multi-year drilling inventory by utilizing our significant expertise in horizontal drilling to grow our production, reserves and cash flow. Our 2016 capital budget for drilling and completion, leasehold acquisition and midstream infrastructure development is $137.5 million, of which we have invested $99.8 million through September 30, 2016. We are currently running a one-rig program in our Eagle Ford Acreage and we intend to add one rig in our North Louisiana Acreage in late 2016. We intend to add four additional drilling rigs during 2017 in order to a run a six-rig program by the end of 2017 with four rigs drilling in our Eagle Ford Acreage and two rigs drilling in our North Louisiana Acreage. For the twelve months ending December 31, 2017, we plan to invest $539.5 million in capital expenditures as follows:

- $471.2 million to drill and complete 81 gross (67 net) wells across our acreage as follows:

  - $409.0 million in our Eagle Ford Acreage to drill 84 gross (73 net) wells with an average lateral length of 6,406 feet, 72 gross (62 net) of which we expect to complete in 2017;

  - $62.2 million in our North Louisiana Acreage to drill 12 gross (seven net) wells with an average lateral length of 9,062 feet, nine gross (five net) of which we expect to complete in 2017;

- $39.6 million for lease extension and renewals;

- $22.3 million for midstream infrastructure development; and

- $6.4 million in other investments, including seismic and capital workover projects.

The following diagram indicates our simplified ownership structure after giving effect to our Corporate Reorganization and this offering (assuming that the underwriters' option to purchase additional shares is not exercised) and does not give effect to 9,512,500 shares of common stock reserved for future issuance under the WildHorse Resource Development Corporation 2016 Long-Term Incentive Plan (our "LTIP"), as described in "Executive Compensation—2016 Long-Term Incentive Plan" or our intended grant of 250,000 restricted shares of common stock to certain officers under such plan in connection with the successful completion of this offering. See "Executive Compensation—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses" for more information.



NGP and Management Members
100%
100%
100%
WHR Holdings, LLC
Esquisto Holdings, LLC
WHE AcqCo. Holdings, LLC
Public Stockholders
23.3%
42.6%
2.8%
31.3%*
WildHorse Resource Development Corporation NYSE : WRD
100%
Operating Subsidiaries

* Includes shares issued in connection with the Rosewood Acquisition.

Our Principal Stockholders

Following the completion of this offering and our Corporate Reorganization, WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings will directly own 23.3%, 42.6% and 2.8%, respectively, of our common stock, or 22.3%, 40.7% and 2.7%, respectively, if the underwriters' option to purchase additional shares is exercised in full. WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings are controlled by NGP. Please see "—Corporate Reorganization."

The Offering

Issuer . . . .   WildHorse Resource Development Corporation.

Common stock offered by us. . . . .   27,500,000 shares (or 31,625,000 shares, if the underwriters exercise in full their option to purchase additional shares).

Common stock outstanding after this offering . . . .   91,000,000 shares (or 95,125,000 shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares . . . .   We have granted the underwriters a 30-day option to purchase up to an aggregate of 4,125,000 additional shares of our common stock to the extent the underwriters sell more than 27,500,000 shares of common stock in this offering.

Use of proceeds . . . .   We expect to receive approximately $513.7 million of net proceeds, based upon the assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $26.0 million.

We intend to use the proceeds from this offering, along with borrowings under our new revolving credit facility, to (i) fund the remaining portion of the Burleson North Acquisition purchase price and (ii) repay in full and terminate the WildHorse revolving credit facility and the Esquisto revolving credit facility and repay in full all notes payable by Esquisto to its members. Please read "Use of Proceeds."

Dividend policy . . . .   We do not anticipate paying any cash dividends on our common stock. In addition, our new revolving credit facility places certain restrictions on our ability to pay cash dividends. Please read "Dividend Policy."

Listing and trading symbol . . . .   We have applied to list our common stock on the New York Stock Exchange (the "NYSE") under the symbol "WRD."

Risk factors. . . . .   You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.

The information above excludes 9,512,500 shares of common stock reserved for issuance pursuant to our LTIP, which we intend to adopt in connection with the completion of this offering and does not include 250,000 restricted shares of our common stock expected to be issued to certain officers in connection with the successful completion of this offering pursuant to our LTIP. See "Executive Compensation—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses" for more information.

You should read the following table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "—Corporate Reorganization," the historical consolidated financial statements of WildHorse and the unaudited pro forma financial statements included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Pro Forma			
	Year Ended December 31,		Nine Months Ended September 30,	
	2014	2015	2015	2016
	(Unaudited) (In thousands, except per share data)			
Statement of Operations Data:				
Revenues:				
Oil sales	$ 17,826	$142,614	$112,087	$ 86,279
Natural gas sales	38,345	38,063	29,199	29,560
NGL sales	2,285	6,722	5,069	4,428
Gathering system income	—	314	—	1,158
Total revenues	58,456	187,714	146,355	121,425
Operating expenses:				
Lease operating expenses	10,540	35,339	26,272	21,865
Gathering system operating expense	—	914	317	99
Production and ad valorem taxes	3,405	12,991	9,915	8,600
Cost of oil sales	687	—	—	—
Depreciation, depletion and amortization	23,269	99,009	71,834	79,519
Impairment of proved oil and gas properties	24,721	9,312	8,032	—
General and administrative expenses	8,226	16,611	11,707	14,058
Exploration expenses	1,599	17,863	14,512	8,975
Total operating expenses	72,447	192,039	142,589	133,116
Gain (loss) from operations	(13,991)	(4,326)	3,766	(11,691)
Other income (expense):				
Interest expense	(3,286)	(4,185)	(3,135)	(3,135)
Other expense	(120)	(150)	(472)	(429)
Gain (loss) on derivatives instruments	6,514	13,854	7,179	(8,694)
Total other income	3,108	9,519	3,572	(12,258)
Net income (loss) before income taxes	(10,883)	5,193	7,338	(23,949)
Income tax benefit (expense)	4,502	(832)	(1,759)	9,595
Net (loss) income	$ (6,381)	$ 4,361	$ 5,579	$ (14,354)
Net (loss) income per common share:				
Basic and diluted	$ (0.07)	$ 0.05	$ 0.06	$ (0.16)
Weighted average common shares outstanding:				
Basic and diluted	91,000	91,000	91,000	91,000
Other Financial Data:				
Adjusted EBITDAX(1)	$ 32,120	$132,906	$104,381	$ 81,726
Balance Sheet Data (at period end):				
Cash and cash equivalents				$ 526
Total assets				$1,322,390
Total liabilities				$ 276,200
Owners' equity				$1,046,190
Total liabilities and owners' equity				$1,322,390

(1) Adjusted EBITDAX is not a financial measure calculated in accordance with United States generally accepted accounting principles ("GAAP"). For a definition of Adjusted EBITDAX and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure."

Non-GAAP Financial Measure

Adjusted EBITDAX is a supplemental non-GAAP financial performance measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDAX as net (loss) income before interest expense, income taxes, depreciation, depletion and amortization, exploration expense and impairment of unproved properties, gains on derivatives excluding effects of settled derivatives and other non-cash and non-recurring operating items. Adjusted EBITDAX is not a measure of net (loss) income as determined according to GAAP.

Management believes Adjusted EBITDAX is a useful performance measure because it allows them to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net (loss) income in arriving at Adjusted EBITDAX because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net (loss) income as determined in accordance with GAAP. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of Adjusted EBITDAX may not be comparable to other similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDAX to net (loss) income, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	Pro Forma			
	Year Ended December 31,		Nine Months Ended September 30,	
	2014	2015	2015	2016
	(In thousands)			
Adjusted EBITDAX reconciliation to net (loss) income:				
Net (loss) income	$ (6,381)	$ 4,361	$ 5,579	$(14,354)
Interest expense	3,286	4,185	3,135	3,135
Income tax (benefit) expense	(4,502)	832	1,759	(9,595)
Depreciation, depletion and amortization	23,269	99,009	71,834	79,519
Exploration expense and impairment of properties	26,320	27,175	22,544	8,975
(Gain) loss on derivatives	(6,514)	(13,854)	(7,179)	8,694
Effects of derivative settlements	(2,712)	11,958	7,324	5,637
Non-cash liability amortization	(646)	(759)	(615)	(286)
Adjusted EBITDAX	$32,120	$132,906	$104,381	$ 81,726

The following factors could affect our stock price:

- our operating and financial performance and drilling locations, including reserve estimates;

- quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our common stock;

- sales of our common stock by us or other stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the occurrence of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

NGP has the ability to direct the voting of a majority of our common stock, and its interests may conflict with those of our other stockholders.

Upon completion of this offering, NGP, through WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings, will beneficially own approximately 68.7% of our outstanding common stock (or approximately 65.7% if the underwriters' over-allotment option is exercised in full). As a result, NGP will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of NGP with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Given this concentrated ownership, NGP would have to approve any potential acquisition of us. In addition, certain of our directors are currently employees of NGP. These directors' duties as employees of NGP may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Furthermore, in connection with this offering, we expect to enter into a stockholders' agreement with WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings. The stockholders' agreement is expected to provide WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings with the right to designate a certain number of nominees to our board of directors so long as they and their affiliates collectively beneficially own more than 5% of the outstanding shares of our common stock. See "Certain Relationships and Related Party

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $8.29 per share.

Based on an assumed initial public offering price of $20.00 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $8.29 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2016 after giving effect to this offering would be $11.71 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our common stock, and our new revolving credit facility places restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare cash dividends on shares of our common stock in the foreseeable future. Additionally, our new revolving credit facility places restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have 91,000,000 outstanding shares of common stock. This number includes 27,500,000 shares that we are selling in this offering but excludes 4,125,000 shares that we may sell in this offering if the underwriters' over-allotment option is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters' over-allotment option, the Existing Owners will own 62,518,680 shares of our common stock, or approximately 65.7% of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between them and the underwriters described in "Underwriting (Other Relationships)," but may be sold into the market in the future. Each of the Existing Owners will be party to a registration rights agreement, which will require us to effect the registration of its shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 9,512,500 shares of our common stock issued or reserved for issuance under our LTIP. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors and executive officers, and WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following the date of this prospectus. Barclays Capital Inc., at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See "Underwriting (Other Relationships)" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

We expect to be a "controlled company" and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, the Sponsor Group will beneficially control a majority of the combined voting power of all classes of our outstanding voting stock. As a result, we expect to qualify as a "controlled company" within the meaning of the NYSE corporate governance standards. Under these rules, a company of

USE OF PROCEEDS

We expect to receive approximately $513.7 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the proceeds from this offering, along with borrowings under our new revolving credit facility, to (i) fund the remaining portion of the Burleson North Acquisition purchase price and (ii) repay in full and terminate the WildHorse revolving credit facility and the Esquisto revolving credit facility and repay in full all notes payable by Esquisto to its members.

Affiliates of certain of the underwriters are lenders under the Esquisto revolving credit facility and the WildHorse revolving credit facility and, as a result, will indirectly receive a portion of the proceeds of this offering.

The following table illustrates our anticipated use of the proceeds of this offering:

Sources of Funds (in millions)		Uses of Funds (in millions)	
Gross proceeds from this offering	$550.0	Burleson North Acquisition	$355.0
New revolving credit facility	116.8	Repayment of WildHorse revolving credit facility	115.0
		Repayment of Esquisto revolving credit facility	150.0
		Repayment of Esquisto notes payable to members	10.5
		Underwriting discounts, fees and certain other expenses	36.3
Total	$666.8	Total	$666.8

As of September 30, 2016, WildHorse had $108.5 million of outstanding borrowings under the WildHorse revolving credit facility. The WildHorse revolving credit facility matures on August 8, 2018 and bears interest at a variable rate, which was 3.03% per annum at September 30, 2016. Borrowings under the WildHorse revolving credit facility were incurred primarily to fund WildHorse's capital expenditures and leasehold acquisitions.

As of September 30, 2016, Esquisto had $125.0 million of outstanding borrowings under the Esquisto revolving credit facility. The Esquisto revolving credit facility matures on July 22, 2020 and bears interest at a variable rate, which averaged 2.79% per annum at September 30, 2016. Borrowings under the Esquisto revolving credit facility were incurred primarily to fund Esquisto's capital expenditures and leasehold acquisitions, including the Comstock Acquisition. As of September 30, 2016, Esquisto had $9.6 million in principal amount of notes payable to certain of its members. The Esquisto notes payable to members are payable to such members by December 31, 2022 and bear interest after a year at the Applicable Federal Rate compounded annually, paid at maturity. Borrowings from Esquisto's members were incurred primarily to fund general and administrative expenses incurred on behalf of Esquisto.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $26.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase for any reason, we would use the additional net proceeds to reduce borrowings under our new revolving credit facility. If the proceeds decrease for any reason, then we would make additional borrowings under our new revolving credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

- on an actual basis for WildHorse, our predecessor;

- on an as adjusted basis to give effect to the Corporate Reorganization; and

- on an as further adjusted basis to give effect, along with borrowings under our new revolving credit facility, to (i) the sale of shares of our common stock in this offering at an assumed initial public offering price of $20.00 per share (which is the midpoint of the range set forth on the cover of this prospectus), (ii) the issuance of 981,320 shares of our common stock in connection with the closing of the Rosewood Acquisition and (iii) the application of the net proceeds from this offering to (a) fund the remaining portion of the Burleson North Acquisition purchase price and (b) repay in full and terminate the WildHorse revolving credit facility and the Esquisto revolving credit facility and repay in full all notes payable by Esquisto to its members, as set forth under "Use of Proceeds."

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2016		
	Actual	As Adjusted	As further Adjusted(1)
	(In thousands, except number of shares and par value)		
Cash and cash equivalents	$ 1,336	$ 1,451	$ 526
Long-term debt:			
WildHorse revolving credit facility(2)	108,500	108,500	—
Esquisto revolving credit facility(3)	—	125,000	—
Esquisto notes payable to members	—	9,625	—
New revolving credit facility	—	—	84,000
Total long-term debt	$108,500	$243,125	$ 84,000
Members'/Stockholders' equity:			
Members' equity	337,974	—	—
Common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 500,000,000 authorized, 62,518,680 shares issued and outstanding, as adjusted; 500,000,000 shares authorized, 91,000,000 shares issued and outstanding, as further adjusted	—	625	910
Additional paid-in capital	—	610,552	1,145,393
Accumulated deficit	(77,378)	(79,640)	(80,487)
Total owners' and stockholders' equity	$260,596	$531,537	$1,065,816
Total capitalization	$369,096	$774,662	$1,149,816

---

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of additional paid-in capital, total equity and total capitalization by approximately $26.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $20.00 per share, which is the midpoint of the price range set forth on the

cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $18.9 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2) As of November 21, 2016, total borrowings under the WildHorse revolving credit facility were approximately $110.3 million and WildHorse expects to draw approximately $5.0 million in additional borrowings under such facility prior to the completion of this offering to fund capital expenditures.

(3) As of November 21, 2016, total borrowings under the Esquisto revolving credit facility were approximately $145.0 million and Esquisto expects to draw approximately $5.0 million in additional borrowings under such facility prior to the completion of this offering to fund capital expenditures.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our pro forma net tangible book value as of September 30, 2016, after giving effect to the Corporate Reorganization, was approximately $531.5 million, or $8.50 per share.

Pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering, including giving effect to the Corporate Reorganization. Assuming an initial public offering price of $20.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of September 30, 2016 would have been approximately $1,066 million, or $11.71 per share. This represents an immediate increase in the net tangible book value of $3.21 per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $8.29 per share, resulting from the difference between the offering price and the pro forma as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$20.00
Pro forma net tangible book value per share as of September 30, 2016 (after giving effect to the Corporate Reorganization)	$8.50	
Increase per share attributable to new investors in this offering	3.21	
As adjusted pro forma net tangible book value per share (after giving effect to the Corporate Reorganization and this offering)		11.71
Dilution in pro forma net tangible book value per share to new investors in this offering		$ 8.29

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $0.29 and increase (decrease) the dilution to new investors in this offering by $0.71 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2016, the total number of shares of common stock owned by Existing Owners and to be owned by new investors at $20.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and the total consideration paid and the average price per share paid by our Existing Owners and to be paid by new investors in this offering at $20.00 (which is the midpoint of the price range set forth on the cover page of this prospectus) calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing Owners	62,518,680	68.7%	$ 531,537,000(1)	48.3%	$ 8.50
Rosewood Acquisition sellers	981,320	1.1	$ 19,626,000	1.8	$20.00
New investors in this offering	27,500,000	30.2	$ 550,000,000	49.9	$20.00
Total	91,000,000	100%	$1,101,163,000	100%	$12.10

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(1) Represents the combined net members equity associated with the membership interests in WildHorse, Esquisto and Acquisition Co. to be contributed by the Existing Owners to WildHorse Resource

Development Corporation in connection with the offering. To date, the Existing Owners have made contributions of $625.2 million in cash to WildHorse and Esquisto on a combined basis representing $10.00 per share of common stock.

The data in the table excludes 9,512,500 shares of common stock reserved for issuance under our LTIP (which amount may be increased each year in accordance with the terms of our LTIP) and does not include 250,000 restricted shares of our common stock expected to be issued to certain officers in connection with the successful completion of this offering pursuant to our LTIP. See "Executive Compensation—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses" for more information. If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will be increased to 31,625,000, or approximately 33.2% of the total number of shares of common stock.

	Predecessor Historical				Pro Forma			
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	
	2014	2015	2015	2016	2014	2015	2015	2016
			(Unaudited)		(Unaudited) (In thousands, except per share data)			
Statement of Operations Data:								
Revenues:								
Oil sales	$ 2,780	$ 3,305	$ 2,240	$ 2,971	$17,826	$142,614	$112,087	$ 86,279
Natural gas sales	37,741	30,556	23,381	25,273	38,345	38,063	29,199	29,560
NGL sales	989	1,451	1,100	658	2,285	6,722	5,069	4,428
Gathering system income	—	314	—	1,158	—	314	—	1,158
Total revenues	41,510	35,627	26,721	30,061	58,456	187,714	146,355	121,425
Operating expenses:								
Lease operating expenses	9,428	8,606	6,178	4,543	10,540	35,339	26,272	21,865
Gathering system operating expense	—	914	317	99	—	914	317	99
Production and ad valorem taxes	2,584	2,666	1,891	1,843	3,405	12,991	9,915	8,600
Cost of oil sales	687	—	—	—	687	—	—	—
Depreciation, depletion and amortization	15,297	25,526	17,516	27,305	23,269	99,009	71,834	79,519
Impairment of proved oil and gas properties	24,721	9,312	8,032	—	24,721	9,312	8,032	—
General and administrative expenses	5,838	10,567	7,475	8,399	8,226	16,611	11,707	14,058
Exploration expense	1,597	14,896	14,306	8,973	1,599	17,863	14,512	8,975
Total operating expense	60,152	72,487	55,715	51,162	72,447	192,039	142,589	133,116
Gain (loss) from operations	(18,642)	(36,861)	(28,994)	(21,102)	(13,991)	(4,326)	3,766	(11,691)
Other income (expense):								
Interest expense	(2,680)	(2,576)	(2,249)	(2,732)	(3,286)	(4,185)	(3,135)	(3,135)
Other income (expense)	213	(45)	9	(76)	(120)	(150)	(472)	(429)
Gain (loss) on derivatives instruments	6,514	9,510	6,063	(2,894)	6,514	13,854	7,179	(8,694)
Total other income (expense)	4,047	6,889	3,823	(5,702)	3,108	9,519	3,572	(12,258)
Net gain (loss) before income taxes	(14,595)	(29,972)	(25,171)	(26,804)	(10,883)	5,193	7,338	(23,949)
Income tax benefit (expense)	158	17	82	(15)	4,502	(832)	(1,759)	9,595
Net (loss) income	$ (14,437)	$ (29,955)	$ (25,089)	$(26,819)	$(6,381)	$ 4,361	$ 5,579	$ (14,354)
Net loss per common share:								
Basic and diluted					$ (0.07)	$ 0.05	$ 0.06	$ (0.16)
Weighted average common shares outstanding:								
Basic and diluted					91,000	91,000	91,000	91,000
Cash Flow Data:								
Net cash provided by (used in) operating activities	$ 25,660	$ 25,374	$ 10,894	$ (9,542)				
Net cash used in investing activities	$(128,968)	$(147,321)	$(109,842)	$ (15,055)				
Net cash provided by financing activities	$ 114,589	$ 131,984	$ 118,594	$ 3,708				
Other Financial Data:								
Adjusted EBITDAX(1)					$32,120	$132,906	$104,381	$ 81,726
Balance Sheet Data (at period end):								
Cash and cash equivalents	$ 12,188	$ 22,225	$ 31,835	$ 1,336				$ 526
Total assets	$ 335,722	$ 427,850	$ 420,073	$390,990				$1,322,390
Total liabilities	$ 156,730	$ 153,715	$ 160,963	$130,394				$ 276,200
Owners' equity	$ 178,992	$ 274,134	$ 259,110	$260,596				$1,046,190
Total liabilities and owners' equity	$ 335,722	$ 427,850	$ 420,073	$390,990				$1,322,390

(1) Adjusted EBITDAX is a non-GAAP financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to net (loss) income, see "Prospectus Summary—Non-GAAP Financial Measure."

Other Income and Expenses. The following table summarizes our other income and expenses on a pro forma basis for the periods indicated:

| | Pro Forma Nine Months Ended September 30, | | | |
	2016	2015	Change	% Change
	(Unaudited)			
Other (expense) income (in thousands):				
Interest expense............................	$ (3,135)	$(3,135)	—	—
Other (expense) income....................	(429)	(472)	$ 43	(9)%
Gain (loss) on derivative instruments	(8,694)	7,179	(15,873)	(221)%
Total other income (expense).........	$(12,258)	$ 3,572	$(15,831)	NM
Income tax benefit	$ 9,595	$(1,759)	$ 11,355	NM

NM—Not Meaningful

Interest Expense. Interest expense did not change in the nine months ended September 30, 2016 compared to the prior period.

Other (Expense) Income. In each of the nine months ended September 30, 2016 and 2015, we had other expense of $0.4 million. The other expense during the nine months ended September 30, 2016 primarily related to the write-off of unamortized debt issuance costs associated with the retirement and termination of the Esquisto BOK revolving credit facility and the payment of a pre-payment penalty related to the early pay-off and termination of Esquisto's second lien debt in January 2016. The other expense during the nine months ended September 30, 2015 was due to costs associated with the Comstock Acquisition and another potential transaction that did not materialize.

Gain (Loss) on Derivative Instruments. In the nine months ended September 30, 2016, we recognized a $8.7 million derivative loss, of which $5.6 million was a realized gain and $14.3 million was an unrealized loss. For the prior period, we recognized a $7.2 million derivative gain, of which $7.3 million was a realized gain and $0.1 million was an unrealized loss. Net realized and unrealized gains on our derivatives are a function of fluctuations in the underlying commodity prices and the monthly settlement of the instruments.

Income Tax Benefit. We recognized a $9.6 million income tax benefit at September 30, 2016 and a $1.8 million income tax expense at September 30, 2015. The difference is primarily due to generating a $7.3 million gain before income taxes at September 30, 2015 and a $23.9 million loss before income taxes at September 30, 2016. Income tax benefit, on a pro forma basis, results from our being subject to U.S. federal income taxes as if the Corporate Reorganization occurred on January 1, 2015.

market price. As the oil in tanks is sold, it is replaced by oil produced by us, which is recorded at the lower of cost or market. The accounting adjustment to reduce oil to the lower of cost or market in 2014 was $0.7 million. No accounting adjustment was needed in 2015.

Depreciation, Depletion and Amortization. In 2015, DD&A expense increased 326%, or $75.7 million, when compared to 2014, primarily due to increased production volumes from the properties acquired in the Burleson North Acquisition and the Comstock Acquisition. Increased production volumes caused DD&A expense to increase by $56.3 million and an increased rate of DD&A between periods as a result of capital expenditures associated with our drilling program and land costs transferred to our depletion pools, outpacing reserve adds, caused the DD&A expense to increase by $19.4 million.

Impairment of Proved Oil and Gas Properties. Impairment expense, related to certain Texas and Louisiana properties, decreased 62%, or $15.4 million, from $24.7 million in 2014 to $9.3 million in 2015. The estimated future cash flows expected from these properties were compared to their carrying values and determined to be unrecoverable, primarily due to a significant decrease in commodity prices.

General and Administrative Expenses. G&A expenses increased 102%, or $8.4 million, in 2015 compared to 2014. The increase was primarily due to the reduction in G&A reimbursements of $8.7 million in the current period due to the termination in February 2015 of the Management Services Agreement under which we were reimbursed for certain G&A expenses. Please see "Certain Relationships and Related Party Transactions— Related Party Transactions prior to the Corporate Reorganization." This increase in G&A expenses was partially offset by lower wages, salaries and corporate expenses in 2015.

Exploration Expense. Exploration expense increased to $17.9 million in 2015, as compared to $1.6 million in 2014, primarily due to $8.4 million of costs associated with drilling a dry well, $3.3 million of seismic surveying costs, $1.6 million of state lease delay rentals and a $2.8 million impairment of our unproved leasehold costs.

Other Income and Expenses. The following table summarizes our other income and expenses on a pro forma basis for the years indicated:

	Pro Forma			
	Year Ended December 31,			
	2015	2014	$ Change	% Change
Other income (expense) (in thousands):				
Interest expense	$(4,185)	$(3,286)	$ (899)	27%
Other expense	(150)	(120)	(30)	(25)%
Gain on derivative instruments	13,854	6,514	7,340	113%
Total other income (expense)	$ 9,519	$ 3,108	$ 6,411	206%
Income tax benefit (expense)	$ (832)	$ 4,502	$(5,334)	(118)%

Interest Expense. Interest expense increased $0.9 million, or 27%, primarily due to a higher average debt balance in 2015 compared to 2014.

Other Expense. In 2014, we recognized other expense of $0.1 million compared to other expense of $0.2 million in 2015, or an increase in expense of $0.03 million. The increase in expense is due primarily to a decrease in interest income.

Gain on Derivative Instruments. In 2015, we recognized a $13.9 million derivative gain of which $12.0 million was realized and $1.9 million was unrealized. For 2014, we recognized a $6.5 million derivative gain, of which $2.7 million was a realized loss and $9.2 million was an unrealized gain. Net losses on our derivatives are a function of fluctuations in the underlying commodity prices and the monthly settlement of the instruments.

Income Tax Benefit. Pro forma income tax changed from a $4.5 million benefit at December 31, 2014 to a $0.8 million expense at December 31, 2015. Income tax benefit, on a pro forma basis, results from our being subject to U.S. federal income taxes as if the Corporate Reorganization had occurred on January 1, 2014.

Predecessor Results of Operations and Operating Expense

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

Revenues. The following table provides the components of our predecessor's revenues, net of transportation and gathering fees, for the periods indicated, as well as each period's respective realized average prices and production volumes:

| | Predecessor | | | |
| | Nine Months Ended September 30, | | | |
	2016	2015	$ Change	% Change
Revenues (in thousands):				
Oil sales	$ 2,971	$ 2,240	$ 731	33%
Natural gas sales	25,273	23,381	1,892	8%
NGL sales	658	1,100	(441)	(40)%
Gathering system income	1,158	—	1,158	N/A
Total revenues	$30,061	$26,721	$ 3,340	12%
Average sales price:(1)				
Oil (per Bbl)	$ 45.39	$ 46.80	$ (1.42)	(3)%
Natural gas (per Mcf)	2.01	2.44	(0.43)	(18)%
NGL (per Bbl)	13.42	13.33	0.09	1%
Total (per Boe)	$ 13.06	$ 15.46	$ (2.40)	(16)%
Production:				
Oil (MBbls)	65	48	18	37%
Natural gas (MMcf)	12,592	9,588	3,005	31%
NGLs (MBbls)	49	83	(33)	(41)%
Total (MBoe)	2,213	1,728	485	28%
Average daily production volume:				
Oil (Bbls/d)	239	175	64	36%
Natural gas (Mcf/d)	45,958	35,120	10,838	31%
NGLs (Bbls/d)	179	302	(123)	(41)%
Total (Boe/d)	8,078	6,331	1,747	28%

(1) Average prices shown in the table reflect realized prices before the effects of our predecessor's realized commodity derivative transactions but after gathering and transportation expense.

As reflected in the table above, our predecessor's total revenues for the nine months ended September 30, 2016 were 12%, or $3.3 million, higher than the prior year period. The increase is primarily due to an increase in production from drilling new wells, the impact of which more than offset the overall 16% decrease in commodity prices from period to period.

Oil sales increased 33%, or $0.7 million, for the nine months ended September 30, 2016 as compared to the prior year period due to an increase of $0.8 million due to higher production partially offset by a decrease of $0.1 million due to lower commodity prices. Natural gas sales increased 8%, or $1.9 million, for the nine months ended September 30, 2016 as compared to the prior year period resulting from an increase of $7.3 million due to higher production partially offset by a decrease of $5.4 million due to lower commodity prices. NGL sales

Specifically, after giving effect to this offering and the use of the proceeds, our new revolving credit facility will have a $450 million borrowing base, of which we expect approximately $333.2 million will be available, following the completion of the Burleson North Acquisition. Our cash flow from operations has historically contributed less than external financing to funding our capital requirements, specifically with respect to our capital expenditure budget. We believe that the lag time between initial investment and cash flow from such investment is typical of the oil and natural gas industry. The amount, timing and allocation of capital expenditures is largely discretionary and within our control, and our 2016 and 2017 capital budgets may be adjusted as business conditions warrant. Recently, commodity prices declined significantly and have remained depressed thus far in 2016. If oil or natural gas prices remain depressed or decline to levels below our acceptable levels, or costs increase to levels above our acceptable levels, we could choose to defer a significant portion of our budgeted capital expenditures until later periods to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that we believe will have the highest expected rates of return and potential to generate near-term cash flow. We routinely monitor and adjust our capital expenditures in response to changes in commodity prices, availability of financing, drilling and acquisition costs, industry conditions, the timing of regulatory approvals, the availability of rigs, success or lack of success in drilling activities, contractual obligations, internally generated cash flow and other factors both within and outside our control. Any reduction in our capital expenditure budget could have the effect of delaying or limiting our development program, which would negatively impact our ability to grow production and could materially and adversely affect our future business, financial condition, results of operations or liquidity.

We intend to fund our remaining 2016 capital expenditures and our 2017 capital expenditure budget of $539.5 million and our cash requirements, including normal cash operating needs, debt service obligations and commitments and contingencies through December 31, 2017, with borrowings under our new revolving credit facility and our operating cash flow. However, to the extent that we consider market conditions favorable, we may access the capital markets to raise capital from time to time to fund acquisitions, pay down our new revolving credit facility and for general working capital purposes.

We plan to continue our practice of entering into hedging arrangements to reduce the impact of commodity price volatility on our cash flow from operations. Under this strategy, we expect to maintain an active hedging program that seeks to reduce our exposure to commodity prices and protect our cash flow.

Predecessor Cash Flows

The following table summarizes our predecessor's cash flows for the periods indicated.

	Predecessor			
	Year Ended December 31,		Nine Months Ended September 30,	
	2014	2015	2015	2016
			(unaudited)	
	(In thousands)			
Net cash provided by (used in) operating activities	$ 25,660	$ 25,374	$ 10,894	$ (9,542)
Net cash used in investing activities	$(128,968)	$(147,321)	$(109,842)	$(15,055)
Net cash provided by financing activities	$ 114,589	$ 131,984	$ 118,594	$ 3,708

Cash Flow Provided by Operating Activities

Net cash provided by operating activities was $25.4 million for the year ended December 31, 2015, compared to $25.7 million of net cash provided by operating activities for the year ended December 31, 2014. The change in operating cash flow was primarily the result of the significant decrease in commodity prices and higher G&A expense, largely offset by higher realized hedging gains, higher production and changes in working capital.

- maximizing EURs through advanced drilling, completion and production techniques, such as by optimizing lateral lengths, the number of hydraulic fracturing stages and perforation intervals, water and proppant volumes, fluid chemistry, choke management and the strategic use of artificial lift techniques;

- maximizing our cash flows by targeting specific areas within our balanced portfolio of oil and natural gas drilling opportunities based on the existing commodity price environment; and

- minimizing operating costs through our experience in efficient well management.

In our Eagle Ford Acreage, we have reduced our drilling and completion costs per completed lateral foot by approximately 67%, from $2,958 per foot for our wells completed using Generation 1 hydraulic fracturing design to approximately $966 per foot for our wells completed using Generation 3 hydraulic fracturing design, in part by drilling our last 18 wells in an average of approximately 11 days. Additionally, as we have transitioned our completion techniques in our Eagle Ford Acreage from Generation 1 to Generation 3 hydraulic fracturing designs, we have increased EURs by approximately 29% per completed lateral foot from an average of 76 Boe per foot to 98 Boe per foot. In our North Louisiana Acreage, we have reduced our drilling and completion costs per completed lateral foot by approximately 22%, from approximately $1,987 per foot for the nine months ended September 30, 2015 to approximately $1,559 per foot for the nine months ended September 30, 2016. Our drilling and completion cost reductions coupled with our completion design improvements are generating enhanced single-well recoveries and attractive returns in the current commodity environment, and we believe we can further optimize our results through these and other technologies across our acreage position.

Capture additional horizontal development opportunities on current acreage. Our existing asset base provides numerous opportunities for our management team to create shareholder value by increasing our inventory beyond our currently identified drilling locations. Based on results from our horizontal drilling program and those of offset operators, including offset production trends, mud logs, 2-D and 3-D seismic, well data analysis and geologic trend mapping, we believe our acreage has multiple productive zones providing significant upside potential to our current inventory of identified drilling locations. We have excluded from our identified drilling locations potential opportunities associated with downspacing and with additional horizontal drilling locations in (i) the Austin Chalk trend in Burleson County, (ii) the Eagle Ford Shale in Washington County, (iii) the Buda, Woodbine, Georgetown and Pecan Gap zones that are present across much of our Eagle Ford Acreage and (iv) additional Cotton Valley intervals across our North Louisiana Acreage.

Utilize extensive acquisition and technical expertise to grow our core acreage position. We have a demonstrated track record of identifying and cost effectively acquiring attractive resource development opportunities, including the Acquisitions. To date, our management and technical teams have completed numerous acquisitions, and we expect to continue to identify and opportunistically lease or acquire additional acreage and producing assets to add to our multi-year drilling inventory. We have followed a geologically driven strategy to establish large, contiguous leasehold positions in our two basins and strategically expand those positions through bolt-on acquisitions over time. We believe our Eagle Ford and North Louisiana Acreage create a platform upon which we can add value by acquiring additional acreage and incremental drilling locations near our current acreage. In this regard, NGP and its affiliates are not limited in their ability to compete with us for future acquisitions, and we do not expect to enter into any agreements or arrangement to apportion future opportunities between us, on the one hand, and NGP and its affiliates, on the other hand.

Maintain a disciplined, growth-oriented financial strategy. We prudently manage our liquidity and leverage levels by monitoring cash flow, capital spending and debt capacity, which, being a two-basin company, we believe will allow us to strategically deploy capital among projects across our acreage. After giving effect to this offering and the use of the proceeds (including the repayment and termination of the WildHorse revolving credit facility, the Esquisto revolving credit facility and the notes payable by Esquisto to its members), we will have approximately

$333.2 million of available borrowing capacity under our new revolving credit facility. We intend to fund our growth primarily with internally generated cash flows while maintaining ample liquidity and access to the capital markets, which we believe will allow us to accelerate our development program and maximize the present value of our resource potential. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to reduce our exposure to downside commodity price fluctuations, enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities.

Business Strengths

We believe that the following strengths will allow us to successfully execute our business strategies.

Extensive, contiguous acreage position in two of North America's leading oil and gas plays. We own an extensive and substantially contiguous acreage position targeting two of the premier plays in North America, the Eagle Ford Shale and the overpressured Cotton Valley formation in and around the Terryville Complex. As of September 30, 2016, we had approximately 375,000 net acres and, as of June 30, 2016, we had 107 MMBoe of proved reserves (46% oil, 47% natural gas and 7% NGLs), 101 MMBoe of probable reserves (61% oil, 32% natural gas and 7% NGLs) and 308 MMBoe of possible reserves (36% oil, 60% natural gas and 4% NGLs) across our acreage. We believe that our recent well results demonstrate that many of the wells on our high-quality acreage are capable of producing attractive single-well rates of return that are competitive with many of the top performing basins in the United States. Furthermore, the location of our acreage provides us with lower operating costs and better realized pricing than other companies operating in different basins around the country due to our acreage's proximity to the end markets for oil, natural gas and NGLs.

Multi-year inventory of drilling opportunities across our acreage position. We have identified approximately 4,391 gross (2,298 net) drilling locations across our acreage position, providing us with approximately 46 years of drilling inventory based on our 2017 drilling program. On our Eagle Ford Acreage, our horizontal drilling locations target the Eagle Ford Shale in Burleson and Lee Counties and the Austin Chalk in Washington County, and on our North Louisiana Acreage, our horizontal drilling locations target the Upper Red, Lower Red and Upper Deep Pink zones in the RCT and Weyerhaeuser Areas in the overpressured Cotton Valley formation in the Terryville Complex. In addition, we believe our acreage position includes a number of additional areas and zones that are prospective for hydrocarbons. For example, we believe we may identify additional horizontal drilling locations in (i) the Austin Chalk trend in Burleson County, (ii) the Eagle Ford Shale in Washington County, (iii) the Buda, Woodbine, Georgetown and Pecan Gap zones that are present across much of our Eagle Ford Acreage and (iv) additional Cotton Valley intervals across our North Louisiana Acreage. Furthermore, we also believe that we may add horizontal drilling locations across our entire acreage position through downspacing.

Significant operational control over our assets with low-cost operations. As the operator of a majority of our acreage, we have significant operational control over our assets. We seek to allocate capital among projects in a manner that optimizes both costs and returns, which we believe results in a highly efficient drilling program. We believe maintaining operational control will enable us to enhance returns by implementing more efficient and cost-effective operating practices, such as through the selection of economic drilling locations, the opportunistic timing of development and ongoing improvement of drilling, completion and operating techniques. Our contiguous acreage blocks, and our practice and history of exchanging and consolidating acreage with adjacent operators, allow us to increase our working interest in our wells and provide flexibility to adjust our drilling and completion techniques, such as pad drilling and the length of our horizontal laterals, in order to optimize our well results, drilling costs and returns.

Balanced asset portfolio with significant capital allocation optionality. We believe our balanced exposure to both oil and natural gas gives us the ability to adjust our capital plan and drilling program to rebalance our production as market conditions evolve. We have significant exposure to natural gas and NGLs in our North

The following table sets forth the expected annualized base salary and expected annual target bonus opportunity for each of our potential named executive officers for 2017:

Name	2017 Base Salary	2017 Target Bonus Opportunity (% of Base Salary)
Jay C. Graham	$450,000	100%
Anthony Bahr	$450,000	100%
Andrew J. Cozby	$350,000	80%
Steve Habachy	$350,000	80%
Kyle N. Roane	$350,000	80%

IPO Bonuses

We intend to grant certain potential named executive officers bonuses in connection with the consummation of this offering. The bonuses are expected to be granted to such employees in the form of restricted stock awards that will be governed by our LTIP. It is anticipated that the restricted stock awards will be granted following the closing of this offering and will be subject to a three-year graded vesting schedule. We expect that these bonuses will consist of an aggregate of 250,000 shares of restricted stock for all employees (including our named executive officers), which represents approximately $5.0 million (assuming the value of each restricted share is equal to $20.00 (which represents the midpoint of the price range set forth on the cover of this prospectus with respect to a share of our common stock)). We expect that certain of our potential named executive officers will receive the following awards of restricted stock as bonuses following the closing of this offering: Mr. Cozby: 125,000 shares and Mr. Roane: 125,000 shares. However, our LTIP has not yet been adopted and such awards have not yet been granted. As a result, the foregoing remains subject to change and is qualified in its entirety by reference to the final awards once granted.

WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings Incentive Units

In connection with the Corporate Reorganization and this offering, it is anticipated that WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings will grant certain employees, including our potential named executive officers, awards of incentive units in WildHorse Holdings (the "WildHorse Holdings Incentive Units"), Esquisto Holdings (the "Esquisto Holdings Incentive Units") and Acquisition Co. Holdings (the "Acquisition Co. Holdings Incentive Units") pursuant to the limited liability company agreements of WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings. The WildHorse Holdings Incentive Units, Esquisto Holdings Incentive Units and Acquisition Co. Holdings Incentive Units are expected to represent actual (non-voting) equity interests in WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings. The WildHorse Holdings Incentive Units, Esquisto Holdings Incentive Units and Acquisition Co. Holdings Incentive Units are expected to be divided into two tiers, with each tier comprised of one tranche. Tier I incentive units and Tier II incentive units would each vest in three equal annual installments beginning on the first anniversary of the applicable date of grant. Tier I incentive units would entitle Tier I incentive unitholders to 10% of future distributions by each of WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings in excess of the value of our common stock held by each of WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings based upon the initial public offering price of such common stock in this offering plus a 5% internal rate of return until such time as total distributions from WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings to the Tier I incentive unitholders equals $50 million in the aggregate. Tier II incentive units would then entitle the Tier II incentive unitholders to 10% of all subsequent distributions by each of WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings. WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings will be responsible for making all payments, distributions and settlements to all award recipients relating to the WildHorse Holdings Incentive Units, Esquisto Holdings Incentive Units and Acquisition Co. Holdings Incentive Units, respectively, as the WildHorse Holdings Incentive Units, Esquisto Holdings

Number of Shares. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, we anticipate that the number of shares available for delivery pursuant to awards granted under our LTIP will not exceed 9,512,500 shares of our common stock. There is no limit on the number of awards that may be granted and paid in cash. Shares subject to awards under our LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including shares withheld to satisfy exercise prices or tax withholding obligations, will again be available for awards under our LTIP. The shares of our common stock to be delivered under our LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

Stock Options. A stock option, or option, is a right to purchase shares of our common stock at a specified price during specified time periods. It is anticipated that options will have an exercise price that may not be less than the fair market value of our common stock on the date of grant. Options granted under our LTIP can be either incentive options (within the meaning of section 422 of the Code), which have certain tax advantages for recipients, or non-qualified options. No option will have a term that exceeds ten years.

Stock Appreciation Rights. A stock appreciation right is an award that, upon exercise, entitles a participant to receive the excess of the fair market value of our common stock on the exercise date over the grant price established for the stock appreciation right on the date of grant. Such excess will be paid in cash or in common stock, or a combination thereof. It is anticipated that stock appreciation rights will have a grant price that may not be less than the fair market value of our common stock on the date of grant.

Restricted Stock. A restricted stock grant is an award of common stock that vests over a period of time and, during such time, is subject to transfer limitations, a risk of forfeiture and other restrictions imposed by the Plan Administrator, in its discretion. During the restricted period, a participant will have rights as a stockholder, including the right to vote the common stock subject to the award and to receive cash dividends thereon (which may, if required by the Plan Administrator, be subjected to the same vesting terms that apply to the underlying award of restricted stock).

Restricted Stock Units. A restricted stock unit is a notional share that entitles the grantee to receive shares of our common stock, cash or a combination thereof, as determined by the Plan Administrator, following a specified period.

Stock Awards. A stock award is a transfer of unrestricted shares of our common stock on terms and conditions determined by the Plan Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, common stock, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our common stock, or other periodic payments at the discretion of the Plan Administrator. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award).

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our common stock.

Cash Awards. Cash awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other award.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under our LTIP or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under our LTIP in substitution for similar awards held for individuals who become eligible persons as a result of a merger, consolidation or acquisition of another entity by or with us or one of our affiliates.

Performance Awards. A performance award is a right to receive all or part of an award granted under our LTIP based upon performance conditions specified by the Plan Administrator. The Plan Administrator will determine the period over which certain specified company or individual goals or objectives must be met. The performance award may be paid in cash, common stock, other awards or other property, in the discretion of the Plan Administrator.

Tax Withholding. The Plan Administrator will determine, in its sole discretion, the form of payment acceptable to satisfy a participant's obligations with respect to withholding taxes and other tax obligations relating to an award, including, without limitation, the delivery of cash or cash equivalents, common stock (including previously owned shares, net settlement, broker-assisted sale or other cashless withholding or reduction of the amount of shares of our common stock otherwise issuable or delivered pursuant to the award), other property or any other legal consideration that the Plan Administrator deems appropriate.

Change in Control. Upon a "change in control" (as defined in our LTIP), the Plan Administrator may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the Plan Administrator deems appropriate to reflect the change in control.

Other Adjustments. In the case of (i) a subdivision or consolidation of our common stock (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of our LTIP, as appropriate, with respect to the maximum number of shares available under our LTIP, the number of shares that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

Termination of Employment or Service. The consequences of the termination of a participant's employment, consulting arrangement, or membership on the board of directors will be determined by the Plan Administrator in the terms of the relevant award agreement.

Awards To Be Granted Following This Offering. Following the closing of this offering, we expect that the Plan Administrator will grant awards under our LTIP consisting of an aggregate of 250,000 shares of restricted stock to certain of our executive officers, as further described in "—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses." Other than such awards, we do not currently anticipate that the Plan Administrator will grant additional awards under our LTIP during the remainder of 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of the Corporate Reorganization and this offering, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

- each director, director nominee and named executive officer; and

- all of our directors, director nominees and named executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors, director nominees or named executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o 9805 Katy Freeway, Suite 400, Houston, TX 77024.

WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings were created in connection with this offering to serve as holding companies for the direct or indirect interests of the Existing Owners following our Corporate Reorganization. Each of the members of WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings, including our executive officers, will have an indirect interest in the shares of common stock sold by WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings. Prior to the completion of our Corporate Reorganization, the direct or indirect ownership interests of our directors and executive officers were represented by limited liability company interests in WildHorse and Esquisto.

The underwriters have an option to purchase a maximum of 4,125,000 from us to cover over-allotments of shares. The table below assumes no exercise of such option unless otherwise indicated.

Name of Beneficial Owner	Shares Beneficially Owned	
	Number	Percentage
5% Stockholders:		
WHR Holdings, LLC(1)	21,200,084	23.3%
Esquisto Holdings, LLC(2)	38,755,330	42.6%
WHE AcqCo. Holdings, LLC(3)	2,563,266	2.8%
Directors, Director Nominees and Named Executive Officers:		
Jay C. Graham	—	—
Anthony Bahr	—	—
Steve Habachy	—	—
Richard D. Brannon	—	—
Scott A. Gieselman	—	—
David W. Hayes	—	—
Tony R. Weber	—	—
Jonathan M. Clarkson	—	—
Directors, Director Nominees and Named Executive Officers as a Group (8 Persons)	—	—

(1) The board of managers of WildHorse Holdings has voting and dispositive power over these shares. The board of managers of WildHorse Holdings consists of Jay C. Graham (our chief executive officer and chairman of our board of directors), Anthony Bahr (our President and one of our directors), and Scott A. Gieselman, David W. Hayes and Tony R. Weber (each of which is one of our directors). None of such persons individually has voting and dispositive power over these shares, and the board of managers of WildHorse Holdings acts by majority vote and thus each such person is not deemed to beneficially own the shares held by WildHorse Holdings. Immediately following consummation of the

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Corporate Reorganization

As described in "Prospectus Summary—Corporate Reorganization," in connection with this offering, we will complete certain reorganization transactions pursuant to which we will acquire all of the interests in WildHorse, Esquisto and Acquisition Co. owned by WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings, respectively, in exchange for 21,200,084 shares, 38,755,330 shares and 2,563,266 shares, respectively, of our common stock.

Related Party Transactions prior to the Corporate Reorganization

WildHorse. During 2014 and 2015, WildHorse issued promissory notes in favor of WildHorse's management to fund future capital commitments. As of December 31, 2015 and 2014, promissory note advances outstanding to WildHorse's management were $2.4 million and $1.7 million, respectively. Promissory note advances carry an interest rate of 2.5%. In 2015 and 2014 $0.1 million and $0.2 million in interest was accrued to the promissory notes, respectively. In 2015 and 2014, management paid $0.1 million and $0.3 million of promissory note interest, respectively. These promissory notes have been repaid and terminated.

WildHorse and WildHorse Resources, LLC ("WHR"), an entity formerly under common control with WildHorse, entered into a Management Agreement in August 2013 pursuant to which WHR provided certain administrative and land services to WildHorse. Further, on August 8, 2013, WildHorse and WHR entered into an Asset and Cost Sharing Agreement where, among other things, WildHorse and WHR agreed to share certain general and administrative costs. As a result of these agreements, WildHorse made net payments of $5.0 million to WHR in 2014.

On June 18, 2014, (i) the Management Agreement and the Asset Cost Sharing Agreement were terminated, (ii) WildHorse purchased WHRM from WHR for $0.2 million and (iii) WildHorse, through WHRM, began providing accounting and operating transition services to WHR, including administrative and land services, pursuant to the Management Services Agreement.

As a result of the Management Services Agreement, WildHorse made $57.6 million in net payments to WHR in 2015 but received net payments of $53.0 million from WHR and its affiliates in 2014. WildHorse was owed $0.0 million and $1.6 million, net, as of December 31, 2015 and 2014, respectively. On February 25, 2015, the Management Services Agreement was terminated effective March 1, 2015.

During the year ended December 31, 2015, WildHorse made payments of $1.0 million to Cretic Energy Services, LLC, a NGP affiliated company, for services related to drilling and completion activities.

Esquisto. During 2015 and 2014, Esquisto accrued $4.3 million and $2.1 million, respectively, as general and administrative expenses payable to its members, who historically have managed Esquisto. These liabilities have been recorded on the accompanying balance sheets as long-term notes payable to members. They will accrue interest at the Applicable Federal Rate beginning in 2017 if not paid in full and be subordinate to all other bank debt.

Esquisto paid Petromax Operating Company, Inc. ("Petromax"), who served as the named operator of, and provided certain operational services for, the majority of Esquisto's wells, $981,000 and $218,000 during 2015 and 2014, respectively, for overhead charges on drilling and producing wells at market rates as set forth in joint operating agreements and in accordance with an operating agreement between Petromax and Esquisto. Petromax is owned 33% by Mike Hoover, the Chief Operating Officer of Esquisto, who also owns indirectly approximately 6% of Esquisto.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of WildHorse Development will consist of 500,000,000 shares of common stock, $0.01 par value per share, of which 91,000,000 shares will be issued and outstanding, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of WildHorse Development does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 91,000,000 shares of common stock. Of these shares, all of the 27,500,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders and the 981,320 shares of common stock issued to the third-party sellers in the Rosewood Acquisition (based on the midpoint of the price range set forth on the cover page of this prospectus) will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- 981,320 shares to be issued in connection with the Rosewood Acquisition (based on the midpoint of the price range set forth on the cover page of this prospectus) will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 62,518,680 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and executive officers and WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. See "Underwriting (Other Relationships)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares issuable under our LTIP. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement may be made available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above. Following the completion of this offering, we expect to grant awards under our LTIP consisting of an aggregate of 250,000 shares of restricted stock to certain officers. See "Executive Compensation—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses."

UNDERWRITING (OTHER RELATIONSHIPS)

Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp. are acting as representatives of the underwriters and the book-running managers of this offering. Under the terms of an underwriting agreement, by and among us and the representatives, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
BMO Capital Markets Corp.	
Citigroup Global Markets Inc.	
Wells Fargo Securities, LLC	
Guggenheim Securities, LLC	
J.P. Morgan Securities LLC	
Raymond James & Associates, Inc.	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Capital One Securities, Inc.	
Comerica Securities, Inc.	
Scotia Capital (USA) Inc.	
Wunderlich Securities, Inc.	
Total	27,500,000

The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We have agreed to reimburse the underwriters for fees and expenses related to any required review by the Financial Industry Regulatory Authority, Inc. ("FINRA") in an amount not greater than $.

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be approximately $6.7 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to an aggregate of 4,125,000 shares from us at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than 27,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers, WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing. These restrictions do not apply to, among other things, the sale of the shares pursuant to the underwriting agreement.

Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has

The Corporate Reorganization. Contemporaneously with the closing of the Offering, (i) the current owners of WildHorse will exchange all of their interests in WildHorse for equivalent interests in WildHorse Investment Holdings, LLC ("WildHorse Investment Holdings") and the current owners of Esquisto will exchange all of their interests in Esquisto for equivalent interests in Esquisto Investment Holdings, LLC ("Esquisto Investment Holdings"), (ii) WildHorse Investment Holdings will contribute all of its interests in WildHorse to WHR Holdings, LLC ("WildHorse Holdings"), Esquisto Investment Holdings will contribute all of its interests in Esquisto to Esquisto Holdings, LLC ("Esquisto Holdings") and the current owner of Acquisition Co. will contribute all of its interests in Acquisition Co. to Acquisition Co. Holdings, LLC ("Acquisition Co. Holdings"), (iii) WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings will issue management incentive units to certain of our officers and employees and (iv) WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings will contribute all of the interests in WildHorse, Esquisto and Acquisition Co., respectively, to us in exchange for shares of our common stock (the "Corporate Reorganization"), which will be accounted for as a business combination of entities under common control. As a result of the Corporate Reorganization, WildHorse, Esquisto and Acquisition Co. Holdings will become direct, wholly owned subsidiaries of the Company. The unaudited pro forma combined financial statements have been prepared on the basis that, as a corporation, the Company will be subject to Subchapter C of the Internal Revenue Code of 1986, as amended, and, as a result, will be subject to U.S. federal and state income taxes at the entity level.

The Offering. In the offering contemplated by this prospectus (the "Offering"), the Company will issue and sell to the public 27,500,000 million shares of common stock and apply the net proceeds from such issuance as described in "Use of Proceeds." The gross proceeds from the sale of the common stock are expected to be $550.0 million (based on an assumed initial public offering price of $20.00, the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts of $29.6 million, other offering costs of $4.4 million and $2.3 million of debt issuance costs related to the establishment of the Company's new revolving credit facility. In preparing the unaudited pro forma combined financial statements, the gross and net proceeds from the offering are assumed to be $550.0 million and $513.7 million, respectively.

The unaudited pro forma combined statements of operations of the Company were prepared based on (i) the 2015 and 2014 audited financial statements of the Predecessor and Esquisto, as included elsewhere in this prospectus; (ii) the September 30, 2016 and the September 30, 2015 unaudited financial statements of the Predecessor and Esquisto, as included elsewhere in this prospectus; (iii) the audited historical statements of revenues and direct operating expenses of the Initial Esquisto Assets, as included elsewhere in this prospectus; (iv) the audited historical statements of revenues and direct operating expenses of the Comstock Assets as included elsewhere in this prospectus; (v) the audited historical statements of revenues and direct operating expenses of the Burleson North Assets as included elsewhere in this prospectus; and (vi) certain pro forma adjustments reflected in the following pro forma financial statements.

The September 30, 2016 unaudited pro forma combined balance sheet of the Company was prepared based on the unaudited financial statements of the Predecessor and Esquisto as of September 30, 2016 and certain pro forma adjustments reflected in the following pro forma financial statements.

The pro forma data presented reflects events directly attributable to the above described transactions and certain assumptions that the Company believes are reasonable. The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the pro forma assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements and related notes are presented for illustrative purposes only. If the Offering and other transactions contemplated herein had occurred in the past, the Company's operating results might have been materially different from those presented in the unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements should not be

Unaudited Pro Forma Combined Balance Sheet
As of September 30, 2016
(in thousands)

	WildHorse Resources II, LLC Historical	Esquisto Resources, LLC and Subsidiary and Esquisto Resources II, LLC	Burleson North Acquisition	Corporate Reorganization	Offering	Pro Forma
Assets						
CURRENT ASSETS:						
Cash and cash equivalents	$ 1,336	$ 115	$(355,000)(1)	$ —	$ 513,700(2) 84,000(3) (233,500)(3) (9,625)(3) (500)(7)	$ 526
Accounts receivable	11,564	11,570	—	—	—	23,134
Derivative instruments	571	—	—	—	—	571
Prepaid expenses	323	43	—	—	—	366
Deferred IPO Costs	587	1,044	—	—	(1,631)(2)	—
Total current assets	14,381	12,772	(355,000)	—	352,444	24,597
Property and equipment						
Oil and natural gas properties	450,337	589,698	401,189(1)	—	—	1,441,224
Other property and equipment	30,523	—	—	—	—	30,523
Accumulated depreciation, depletion and amortization	(105,754)	(72,721)	—	—	—	(178,475)
Total property and equipment, net	375,106	516,977	401,189	—	—	1,293,272
Other noncurrent assets						
Debt issuance costs	470	—	—	942(4)	(1,412)(5) 2,300(5)	2,300
Derivative instruments	148	—	—	—	—	148
Restricted cash	636	—	—	—	—	636
Water assets	—	1,188	—	(1,188)(4)	—	—
Other noncurrent assets	249	—	—	1,188(4)	—	1,437
Deferred income tax	—	—	—	—	—	—
Total other noncurrent assets	1,503	1,188	—	942	888	4,521
Total assets	$ 390,990	$530,937	$ 46,189	$ 942	$ 353,332	$1,322,390
Liabilities and members' equity						
Current liabilities						
Accounts payable	$ 8,081	$ 23,202	$ —	$ —	$ —	$ 31,283
Accounts payable—related party	—	—	—	—	—	—
Accrued liabilities	3,342	11,595	—	—	(1,631)(2)	13,306
Derivative instruments	1,490	1,946	—	—	—	3,436
Asset retirement obligations	90	—	—	—	—	90
Total current liabilities	13,003	36,743	—	—	(1,631)	48,115
Noncurrent liabilities						
Long-term debt	108,500	124,058	—	942(4)	(233,500)(3) 84,000(3)	84,000
Notes payable to members	—	9,625	—	—	(9,625)(3)	—
Asset retirement obligations	6,940	300	1,189(1)	—	—	8,429
Derivative instruments	332	2,159	—	—	—	2,491
Other noncurrent liabilities	1,619	—	—	—	—	1,619
Deferred income tax	—	1,509	—	130,602(6)	(565)(5)	131,546
Total noncurrent liabilities	117,391	137,651	1,189	131,544	(159,690)	228,085
Total liabilities	130,394	174,394	1,189	131,544	(161,321)	276,200
Accumulated deficit	(77,378)	—	—	(2,262)(4)	(847)(5)	(80,487)
Members' equity	337,974	356,543	45,000(1)	(130,602)(6) 2,262(4)	516,000(2) (500)(7)	1,126,677
Total liabilities and members' equity	$ 390,990	$530,937	$ 46,189	$ 942	$ 353,332	$1,322,390

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations
For the Nine Months Ended September 30, 2016
(in thousands)

	WildHorse Resources II, LLC Historical	Esquisto Resources, LLC and Subsidiary and Esquisto Resources II, LLC	Burleson North Acquisition	Corporate Reorganization	Offering	Pro Forma
Operating revenues						
Natural gas	$ 25,273	$ 2,475	$1,812	$ —	$ —	$ 29,560
Crude oil	2,971	48,737	34,571	—	—	86,279
Natural gas liquids	658	2,960	810	—	—	4,428
Gathering System Income	1,158	—	—	—	—	1,158
Total operating revenues	30,060	54,172	37,193	—	—	121,425
Operating expenses						
Lease operating expenses	4,543	5,038	12,966	(682)(1)	—	21,865
Gathering system operating expenses	99	—	—	—	—	99
Production and ad valorem taxes	1,843	2,529	3,546	682(1)	—	8,600
Depreciation, depletion and amortization	27,305	33,197	19,017(2)	—	—	79,519
Impairment of proved oil and gas properties	—	—	—	—	—	—
General and administrative	8,399	5,659	—	—	—	14,058
Exploration expense	8,973	2	—	—	—	8,975
(Gain) loss from derivative financial instruments	—	5,800	—	(5,800)(1)	—	—
Total operating expenses	51,162	52,225	35,529	(5,800)	—	133,116
(Loss) gain from operations	(21,102)	1,947	1,664	5,800	—	(11,691)
Other income (expense)						
Interest expense	(2,732)	(2,879)	—	—	5,611(3) (1,764)(3) (345)(3) (1,026)(3)	(3,135)
Other income (expense)	(76)	(353)	—	—	—	(429)
State deferred tax expense	—	(435)	—	435(1)	—	—
Gain (loss) on derivative instruments	(2,894)	—	—	(5,800)(1)	—	(8,694)
Total other (expense) income	(5,702)	(3,667)	—	(5,365)	2,476	(12,258)
Net (loss) income before income taxes	(26,804)	(1,720)	1,664	435	2,476	(23,949)
Income tax benefit (expense)	(15)	—	(599)(4)	11,634(4) (435)(1)	(990)(4)	9,595
Net (loss) income	$(26,819)	$(1,720)	$1,065	$11,634	$1,486	$(14,354)
Net (loss) income per common share (5)						
Basic						$ (0.16)
Diluted						$ (0.16)
Weighted average common shares outstanding (5)						
Basic						91,000
Diluted						91,000

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations
For the Nine Months Ended September 30, 2015
(in thousands)

	WildHorse Resources II, LLC Historical	Esquisto Resources, LLC and Subsidiary and Esquisto Resources II, LLC	Comstock Acquisition	Burleson North Acquisition	Corporate Reorganization	Offering	Pro Forma
Operating revenues							
Natural gas	$ 23,381	$ 2,041	$1,156	$ 2,621	$ —	$ —	$29,199
Crude oil	2,240	26,723	15,810	67,314	—	—	112,087
Natural gas liquids	1,100	1,938	1,069	962	—	—	5,069
Gathering System Income	—	—	—	—	—	—	—
Total operating revenues	26,721	30,702	18,035	70,897	—	—	146,355
Operating expenses							
Lease operating expenses	6,178	4,304	1,118	15,205	(533) (1)	—	26,272
Gathering system operating expenses	317	—	—	—	—	—	317
Production and ad valorem taxes	1,891	1,456	881	5,154	533 (1)	—	9,915
Depreciation, depletion and amortization	17,516	20,653	6,083 (2)	27,582 (2)	—	—	71,834
Impairment of proved oil and gas properties	8,032	—	—	—	—	—	8,032
General and administrative	7,475	4,232	—	—	—	—	11,707
Exploration expense	14,306	206	—	—	—	—	14,512
(Gain) loss from derivative financial instruments	—	(1,116)	—	—	1,116 (1)	—	—
Total operating expenses	55,715	29,735	8,082	47,941	1,116	—	142,589
(Loss) gain from operations	(28,994)	967	9,953	22,956	(1,116)	—	3,766
Other income (expense)							
Interest expense	(2,249)	(3,074)	(930) (6)	—	—	6,253 (7) (1,764)(7) (345)(7) (1,026)(7)	(3,135)
Other income (expense)	9	(481)	—	—	—	—	(472)
State deferred tax expense	—	(478)	—	—	478 (1)	—	—
Gain on derivative instruments	6,063	—	—	—	1,116 (1)	—	7,179
Total other gain (expense)	3,823	(4,033)	(930)	—	1,594	3,118	3,572
Net (loss) gain before income taxes	(25,171)	(3,066)	9,023	22,956	478	3,118	7,338
Income tax benefit (expense)	82	—	(3,248) (4)	(8,264) (4)	11,396 (4) (478) (1)	(1,247)(4)	(1,759)
Net (loss) gain	$(25,089)	$(3,066)	$5,775	$14,692	$11,396	$1,871	$ 5,579
Net income per common share (5)							
Basic							$ 0.06
Diluted							$ 0.06
Weighted average common shares outstanding (5)							
Basic							91,000
Diluted							91,000

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2015
(in thousands, except per share data)

	WildHorse Resources II, LLC Historical	Esquisto Resources II, LLC	Comstock Acquisition	Burleson North Acquisition	Corporate Reorganization		Offering	Pro Forma
Operating revenues								
Natural gas	$ 30,556	$ 2,975	$ 1,156	$ 3,376	$ —		$ —	$ 38,063
Crude oil	3,305	42,376	15,810	81,123	—		—	142,614
Natural gas liquids	1,451	2,992	1,069	1,210	—		—	6,722
Gathering system income	314	—	—	—	—		—	314
Total operating revenues	35,626	48,343	18,035	85,709	—		—	187,713
Operating expenses								
Lease operating expenses	8,606	6,509	1,118	19,817	(711)	(1)	—	35,339
Gathering system operating expenses	914	—	—	—	—		—	914
Production and ad valorem taxes	2,666	2,275	881	6,458	711	(1)	—	12,991
Depreciation, depletion and amortization	25,526	32,312	6,083 (2)	35,088 (2)	—		—	99,009
Impairment of proved oil and gas properties	9,312	—	—	—	—		—	9,312
General and administrative	10,567	5,671	—	—	373	(1)	—	16,611
Exploration expense	14,896	2,967	—	—	—		—	17,863
(Gain) loss from derivative financial instruments	—	(4,344)	—	—	4,344	(1)	—	—
Total operating expenses	72,487	45,390	8,082	61,363	4,717		—	192,039
(Loss) income from operations	(36,861)	2,953	9,953	24,346	(4,717)		—	(4,326)
Other income (expense)								
Interest (expense) income	(2,576)	(4,693)	(930) (6)	—	—		8,199 (8) (2,352)(8) (460)(8) (1,373)(8)	(4,185)
Other (expense) income	(45)	(478)	—	—	373	(1)	—	(150)
State deferred tax expense	—	(691)	—	—	691	(1)	—	—
Gain (loss) on derivative instruments	9,510	—	—	—	4,344	(1)	—	13,854
Total other income (expense)	6,889	(5,862)	(930)	—	5,408		4,014	9,519
Net (loss) income before income taxes	(29,972)	(2,909)	9,023	24,346	691		4,014	5,193
Income tax benefit (expense)	17	—	(3,248) (4)	(8,765) (4)	13,461 (4) (691)	(1)	(1,606)(4)	(832)
Net (loss) income	$(29,955)	$(2,909)	$ 5,775	$15,581	$13,461		$ 2,408	$ 4,361
Net income per common share(5)								
Basic								$ 0.05
Diluted								$ 0.05
Weighted average common shares outstanding(5)								
Basic								91,000
Diluted								91,000

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2014
(in thousands, except per share data)

	WildHorse Resources II, LLC Historical	Esquisto Resources II, LLC	Initial Esquisto Assets	Corporate Reorganization		Pro Forma
Operating revenues						
Natural gas	$ 37,741	$ 575	$ 29	$ —		$ 38,345
Crude oil	2,780	13,352	1,694	—		17,826
Natural gas liquids	989	1,210	86	—		2,285
Total operating revenues	41,510	15,137	1,809	—		58,456
Operating expenses						
Lease operating expenses	9,428	998	114	—		10,540
Production and ad valorem taxes	2,584	735	86	—		3,405
Cost of oil sales	687	—	—	—		687
Depreciation, depletion and amortization	15,297	7,332	640 (9)	—		23,269
Impairment of proved oil and gas properties	24,721	—	—	—		24,721
General and administrative	5,838	2,388	—	—		8,226
Exploration expense	1,597	2	—	—		1,599
Total operating expenses	60,152	11,455	840	—		72,447
(Loss) income from operations	(18,642)	3,682	969	—		(13,991)
Other income (expense)						
Interest expense	(2,680)	(606)	—	—		(3,286)
Other income (expense)	213	(333)	—	—		(120)
State deferred tax expense	—	(383)	—	383 (1)		—
Gain on derivative instruments	6,514	—	—	—		6,514
Total other income (expense)	4,047	(1,322)	—	383		3,108
Net (loss) income before income taxes	(14,595)	2,360	969	383		(10,883)
Income tax benefit (expense)	158	—	(349) (4)	5,076 (4)		4,502
				(383) (1)		
Net (loss) income	$(14,437)	$ 2,360	$ 620	$ 5,076		$ (6,381)
Net (loss) income per common share(5)						
Basic						$ (0.07)
Diluted						$ (0.07)
Weighted average common shares outstanding(5)						
Basic						91,000
Diluted						91,000

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

The preliminary purchase price allocations have been used to prepare pro forma adjustments for the Burleson North Acquisition. The final purchase price allocations, contingent upon closing of the transaction, will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in these pro forma adjustments. The final allocation may result in changes in fair value of proved and unproved oil and gas properties.

3.   Pro Forma Adjustments

We made the following adjustments in the preparation of the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2016:

(1)   Adjustments reflect the (i) the estimated remaining consideration to be paid in the Burleson North Acquisition, (ii) recording the estimated fair value of acquired assets and liabilities in accordance with the acquisition method of accounting as outlined in Note 2 to these unaudited pro forma combined financial statements and (iii) part of the $400 million aggregate consideration in the Burleson North Acquisition consisting of payment of $45.0 million by Acquisition Co., which was funded by a capital contribution from NGP XI, and payment of $355.0 million from the proceeds from the Offering. In connection with the Offering, Acquisition Co. Holdings will receive 2,563,266 shares in exchange for contributing Acquisition Co. to the Company.

(2)   Adjustments reflect the Company's receipt of the estimated gross proceeds of $550.0 million net of (i) underwriters' discount of $29.6 million, (ii) offering expenses of $4.4 million from the issuance and sale of 27,500,000 million shares of common stock at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the use of such proceeds to repay indebtedness outstanding prior to the Offering as described in "Use of Proceeds" and (iii) $2.3 million of debt issuance costs related to the establishment of the Company's new revolving credit facility. In preparing the unaudited pro forma combined financial statements, the gross and net proceeds from the offering are assumed to be $550.0 million and $513.7 million, respectively.

(3)   Adjustments reflect application of $233.5 million of the Offering proceeds to repay the WildHorse and Esquisto indebtedness and $9.6 million to repay notes payable to members, and borrowings under the new WildHorse revolving credit facility of $84.0 million.

(4)   Adjustments reflect the reclassification of Esquisto consolidated balance sheet amounts to conform to the balance sheet presentation of the Predecessor related to (i) debt issuance costs; (ii) water assets; and (iii) the separate presentation of accumulated (deficit) earnings.

(5)   Adjustments reflect the write off of the $1.4 million of unamortized deferred financing costs upon the assumed repayment of debt of WildHorse and Esquisto, including estimated tax effects of $0.6 million using an estimated effective rate of 40%, and the incurrence of estimated deferred financing costs of $2.3 million related to establishment of the Company's new revolving credit facility.

(6)   Adjustments reflect the estimated income tax effects as a result of the Company's change in tax status to a Subchapter C corporation using an estimated effective rate of 40%.

(7)   Adjustment reflects estimated direct, incremental and non-recurring fees incurred in connection with the Burleson North Acquisition.

We made the following adjustments in the preparation of the Unaudited Pro Forma Combined Statements of Operations:

(1)   Adjustments reflect the reclassification of Esquisto consolidated statement of operations amounts to conform to the statement of operations presentation of the Predecessor related to (i) ad valorem taxes; (ii) state deferred tax expense; (iii) gain from derivative financial instruments; and (iv) 2015 acquisition related costs.

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

(2) Adjustments reflect the depletion, depreciation and amortization expense on property and equipment associated with the Comstock Assets for the year ended December 31, 2015 and the nine months ended September 30, 2015, and the Burleson North Assets for the year ended December 31, 2015 and the nine months ended September 30, 2016 and September 30, 2015.

(3) Adjustments reflect (i) the $5.6 million reversal of interest expense recorded related to existing WildHorse and Esquisto indebtedness, (ii) the $0.3 million amortization of deferred financing costs over the Company's new revolving credit facility's five-year life, (iii) the $1.0 million in commitment fees related to such new facility and (iv) the $1.8 million in interest expense related to borrowings under the new WildHorse revolving credit facility. A ⅛% change in the interest rate on the new WildHorse revolving credit facility would change pro forma interest expense by $0.1 million for the nine months ended September 30, 2016.

(4) Adjustments reflect the estimated income tax effects as a result of (i) in the case of the Corporate Reorganization, the Company's change in tax status to a Subchapter C corporation using an estimated effective rate of 40% and (ii) in the case of the contribution of the Initial Esquisto Assets, the Comstock Acquisition and the Burleson North Acquisition, the estimated income tax effects of the acquired assets at their respective historical tax rates.

(5) Basic and diluted earnings per share is based on the issuance and sale of 91,000,000 shares of common stock in the Offering.

(6) Adjustments reflect the increase in interest expense resulting from $50.0 million of borrowings under the Esquisto revolving credit facility, which was used to finance a portion of the Comstock Acquisition. A ⅛% change in the interest rate would change pro forma interest expense on this $50.0 million of borrowings by $0.04 million for the seven months ended July 31, 2015.

(7) Adjustments reflect (i) the $6.3 million reversal of interest expense recorded related to WildHorse and Esquisto indebtedness, (ii) the $0.3 million amortization of deferred financing costs over the Company's new revolving credit facility's five-year life, (iii) the $1.0 million in commitment fees related to such new facility and (iv) the $1.8 million in interest expense related to borrowings under the new WildHorse revolving credit facility. A ⅛% change in the interest rate on the new WildHorse revolving credit facility would change pro forma interest expense by $0.1 million for the nine months ended September 30, 2015.

(8) Adjustments reflect (i) the $8.2 million reversal of interest expense recorded related to existing WildHorse and Esquisto indebtedness, (ii) the $0.5 million amortization of deferred financing costs over the Company's new revolving credit facility's five-year life, (iii) the $1.4 million in commitment fees related to such new facility and (iv) the $2.4 million in interest expense related to borrowings under the new WildHorse revolving credit facility. A ⅛% change in the interest rate on the new WildHorse revolving credit facility would change pro forma interest expense by $0.1 million for the year ended December 31, 2015.

(9) Adjustments to reflect the depletion, depreciation and amortization expense on property and equipment associated with the Initial Esquisto Assets.

4. Supplemental Disclosure of Oil and Natural Gas Operations

Net Proved Oil and Natural Gas Reserves

The historical pro forma supplemental oil, natural gas and NGL disclosure is derived from the consolidated financial statements of the Predecessor, the consolidated financial statements of Esquisto, and the respective

27,500,000 Shares



WildHorse Resource Development Corporation

Common Stock

Prospectus

, 2016

Barclays

BofA Merrill Lynch

BMO Capital Markets

Citigroup

Wells Fargo Securities

Guggenheim Securities

J.P. Morgan

Raymond James

Simmons & Company International

Energy Specialists of Piper Jaffray

Tudor, Pickering, Holt & Co.

Capital One Securities

Comerica Securities

Scotia Howard Weil

Wunderlich

Until , 2016 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.   Recent Sales of Unregistered Securities

Prior to the closing of this offering, we will issue 62,518,680 shares of our common stock to WildHorse Holdings, Esquisto Holdings and Acquisition Co. Holdings in connection with the Corporate Reorganization and 981,320 shares (based on the midpoint of the price range set forth on the cover page of the prospectus) to the third-party sellers in the Rosewood Acquisition. The shares of our common stock described in this Item 15 will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Item 16.   Exhibits and Financial Statement Schedules

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.   Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant